May 17, 2013	Suite 900, 607 14th Street, NW Washington, DC 20005-2018 t 202 508 5800 f 202 508 5858 direct dial 202 508 5881 direct fax 202 585 0051 skehoe@kilpatricktownsend.com

VIA EDGAR

Mr. Marc Thomas

Reviewing Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Northeast Community Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 12, 2013 File No. 000-51852

Dear Mr. Thomas:

On behalf of Northeast Community Bancorp, Inc. (the “Company”), this letter is to confirm that the Company has received the comment letter, dated May 3, 2013, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced filing.

Although the Company has worked diligently to prepare responses to the Staff’s comment letter, due to the timing of the Company’s Quarterly Report on Form 10-Q (filed May 15, 2013), the Company needs additional time in order to finalize its proposed responses. Further, the Company has recently determined that an adjustment to the goodwill impairment previously recorded with respect to acquisition of its wealth management division is necessary. The Company is currently reviewing the analysis and has not yet made a final determination as to the amount of the adjustment. However, the Company does not believe that the adjustment is material.

Accordingly, the Company is unable to file its responses to the Staff’s comment letter by today as required by the Staff’s comment letter. Pursuant to my telephone conversations with the Staff, the Company hereby undertakes that it will file its responses to the Staff’s comment letter no later than Friday, May 24, 2013.

Atlanta Augusta Charlotte Denver los angeles New York Raleigh San Diego San Francisco

Seattle SHANGHAI Silicon Valley Stockholm Tokyo Walnut Creek Washington Winston-Salem

Mr. Marc Thomas

May 6, 2013

If you have any questions or require any additional information, please do not hesitate to call me at (202) 508-5881.

Very truly yours,

/s/ Sean P. Kehoe
Sean P. Kehoe

cc:	Chris Harley, Securities and Exchange Commission

Kenneth A. Martinek, Northeast Community Bancorp, Inc.

Salvatore Randazzo, Northeast Community Bancorp, Inc.

Christina M. Gattuso, Kilpatrick Townsend & Stockton LLP